Exhibit 99.33

DIGIHOST REVENUE INCREASES BY 30% IN Q2 COMPARED TO Q1, 2020

Vancouver, BC – September 8, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTC Pinks: HSSHF; Frankfurt: 1NQ1) is pleased to report revenue from digital currency mining of $1,089,877 for the three months ended June 30, 2020 compared to $838,310 for the three months ended March 31, 2020, representing a quarter over quarter increase of 30%.

Additional highlights for the three and six month periods ended June 30, 2020 as disclosed on SEDAR on August 31, 2020 are as follows:

●	The Company generated earnings before interest, taxes, depreciation, amortization and non-cash related stock based compensation of $399,604 for the quarter ended June 30, 2020 compared to a loss of $97,589 for the quarter ended March 31, 2020 representing an improvement of $497,193.
●	Gross margin on mining digital currency for the six months ended June 30, 2020 was 17%.
●	Professional fees for the quarter ended June 30, 2020 were $36,583 compared to $201,959 for the quarter ended March 31, 2020 representing an 82% decrease quarter over quarter. Professional fees for the three months ended March 31, 2020 included one-time contractual fees paid to previous directors and officers on change of control. The Company maintains a low monthly administrative cost for mining digital assets and currently none of the officers or directors of the Company receive salary or fees as the Company looks to improve profitability.
●	Working capital as at June 30, 2020 was $1,206,029 compared to a working capital deficit of $274,713 as at December 31, 2019.

Michel Amar, Chairman and CEO commented “The most recent quarter proves we are working diligently on improving digital currency mining revenue and profits since our recent merger. Digital currency is continuously gaining momentum with the recent increase in the price of Bitcoin compared to the prior year. The Company has increased its mining capacity to accommodate this increase in the Bitcoin price and will continue to do so in the coming months.”

About Digihost Technology Inc.

Digihost Technology is a growth-oriented blockchain company primarily focused on bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., with an 18.7-millivolt-ampere 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42 MVA. Currently the Company has mining capacity of 164.44 P/Hs.

Additional Information

For further information please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as the Company’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, and the regulatory environment of cryptocurrency in the applicable jurisdictions..

Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Such factors include, among others, risks relating to future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; protection of proprietary rights; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of the Company include but are not limited to: the effects on the Company of the Covid-19 crisis; ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices; an increase in network difficulty; the Company may not achieve operating hash rate, power utilization, efficiencies or profitability as currently anticipated, or at all; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the State of New York, the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies; and the ability to mine digital currencies that will be consistent with historical prices. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.